UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON AUGUST 11th, 2021

SUMMARY VOTE STATEMENT SENT BY THE BOOKKEEPING AGENT

Sendas Distribuidora S.A. (“Company”) communicates to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, the Consolidated Summary of the Distance Voting Statement for the Extraordinary Shareholders Meeting (Annex 1), consolidating the voting instructions sent directly to the Company and the voting instructions provided by the bookkeeping agent, concerning the subjects that will be resolved in the Extraordinary Shareholders Meeting to be held on August 11th, 2021.

Rio de Janeiro (RJ, Brazil), August 10th, 2021.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex 1

Remote Voting Statement - Consolidated Summary

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Approval of the proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company.	Approve	94,975,404
		Reject	-
		Abstain	-
2	Approval of the consolidation of the Company's Bylaws to incorporate the above changes.	Approve	88,598,637
		Reject	6,376,767
		Abstain	-
3	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	92,829,873
		No	2,145,531
		Abstain	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.